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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934

                         THE AMERICAS GROWTH FUND, INC.
             -----------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)


                                    03060F107
             -----------------------------------------------------
                                 (CUSIP Number)

                             Robert W. Forman, Esq.
                              Greenberger & Forman
                           1370 Avenue of the Americas
                            New York, New York 10019
                                  212/757-4001
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 4, 1996
             -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement | |.





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|   CUSIP NO.03060F107   |                          | Page 2  of 4 pages      |
|                        |                          |                         |
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-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Kevin C. King     464-0403209
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
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    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     FF
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    Organized in England.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      77,100
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      77,100
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            77,100
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            6.1%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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|   CUSIP NO.03060F107   |                          | Page 3  of 4 pages      |
|                        |                          |                         |
 ------------------------                             -----------------------


                           STATEMENT FOR SCHEDULE 13D

                  This Statement amends Items 3 and 5 to the Schedule 13D filed by Kevin C. King (the "Reporting Person") with respect to the common stock, $.01 par value, of The Americas Growth Fund, Inc., a Maryland corporation (the "Issuer").

Item 3.  Source and Amount of Funds or Other Consideration.

                  Mr. King is the beneficial owner of 77,100 shares of the common stock, for which he paid an aggregate $193,862, the source of which was personal funds.

Item 5.  Interest in Securities of the Issuer.

                  Aggregate Number and Percentage of Securities: Mr. King beneficially owns 77,100 shares of common stock, representing 6.1% of the Issuer's outstanding Common Stock.

                  Power to Vote and Dispose: Mr. King has voting and dispositive power over all shares beneficially owned by him.

                  Transactions within Past 60 days: Other than the purchases set forth below, Mr. King has not engaged in any transactions with respect to the Issuer's securities in the past sixty days.

Date                 Price                         Shares
----                 -----                         ------
9/6/96               2 5/16                         1,500
10/22/96             2 3/5                          2,500
12/4/96              2 9/16                         5,000
12/11/96             2 5/8                          4,200

                  Certain Rights of Other Persons: Not applicable. Date Ceased to be 5% Owner: Not applicable.




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|   CUSIP NO.03060F107   |                          | Page 4  of 4 pages      |
|                        |                          |                         |
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: December 23, 1996




                                                /S/    Kevin C. King
                                              -------------------------------
                                                       Kevin C. King